Cybin Inc. Reports Fiscal Year 2023 Financial Results and Recent Business Highlights

- Initiated First-in-Human Dosing of CYB004 in Phase 1 Clinical Trial -

- Topline clinical data readouts expected in Q3/Q4 2023, including Phase 2a efficacy data for CYB003 and Phase 1 data for CYB0041,2 -

- U.S. Food and Drug Administration (“FDA”) submission of CYB003 Phase 1/2a data for end of phase 2 meeting expected in Q4 20231,2 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplement dated August 8, 2022 to its short form base shelf prospectus dated July 5, 2021

TORONTO, CANADA – June 27, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today reported audited financial results for its fiscal year ended March 31, 2023, and recent business highlights.

“During the past year, we have made significant progress advancing our two lead clinical programs, CYB003 and CYB004. We expect to share topline results later this year, with the potential to submit CYB003 Phase 1/2a data to the FDA in the fourth calendar quarter of 2023 for an end of Phase 2 meeting. We are also encouraged by the recently announced draft FDA guidelines signaling the FDA’s commitment to a clear regulatory pathway for psychedelic drug development. Importantly, these guidelines also help remove regulatory uncertainty for investors and clinical trial sponsors. With these catalysts in our sights, we believe that we are moving ever closer to our goal of developing treatment options, as demonstrated in our Phase 1 and Phase 2 studies to date,” said Doug Drysdale, Chief Executive Officer of Cybin.

Recent Business and Pipeline Highlights:
•Announced promising interim safety and pharmacodynamic data from the ongoing Phase 1/2a study in major depressive disorder (“MDD”), showing that CYB003, the Company’s deuterated psilocybin analog, led to a rapid and short-acting psychedelic response in participants. CYB003 was well-tolerated at the doses evaluated (single oral doses of 1mg, 3mg, 8mg, and 10mg) with no serious adverse events reported. At the 8mg and 10mg doses, participants reported robust and meaningful psychedelic effects, confirming a complete mystical experience was achieved. As of the date of this press release, all participants have been enrolled in Cohort 5 of the Phase 2a portion of the study and have received at least one 12mg dose of the study medication, with no serious adverse events reported to date.

•Accelerated the clinical development path for CYB004 via protocol amendments and completed dimethyltryptamine (“DMT”) dosing in Part B of the Phase 1 study. The three-part study design of the Phase 1 CYB004-E trial was established via a protocol amendment to the initial design, allowing the Company to commence dosing of CYB004, a deuterated analog of DMT (“dDMT”), sooner than initially expected. In May 2023, the Company completed DMT dosing in Part B of the study, enabling the first-in-human dosing of CYB004 in Part C of the Phase 1 trial.

•Initiated first-in-human dosing of CYB004 in its Phase 1 trial evaluating IV DMT and CYB004. Dosing with CYB004 is currently underway in Part C of its three-part Phase 1 CYB004-E clinical trial evaluating intravenous (“IV”) CYB004 in healthy volunteers. In the initial subjects, CYB004 dosing led to robust psychedelic effects within two minutes, with a peak at approximately 13 minutes, and was safe and well-tolerated. Improved bioavailability of CYB004 through deuteration is expected to support the development of more convenient and less invasive administration, avoiding the need for specialized IV infusion equipment and staffing.

•Launched EMBARK Open Access, a free online foundational training course offering psychedelic facilitation training for healthcare professionals and people interested in learning about psychological support. Offering a cost-free facilitator training program supports and promotes accessible, scalable, and most importantly, ethical psychological support training, and provides Cybin with a potential ecosystem of facilitators for future clinical studies.

•Continued to expand the Company’s intellectual property portfolio, which now encompasses over 50 granted or pending patent applications across 6 patent families, through a combination of internal and licensing agreements.

•Announced a US$30M (approximately C$41M) common share purchase agreement (“Purchase Agreement”) with Lincoln Park Capital Fund, LLC. The Purchase Agreement, combined with the Company’s ongoing at-the-market (“ATM”) equity program, provides the Company with potential access to capital which helps support the achievement of upcoming clinical milestones3. Further, the Company continues to operate efficiently, with both staffing and external costs focused on its two lead clinical programs.

Upcoming 2023 Milestones1,2:
CYB003: Deuterated psilocybin analog for the potential treatment of MDD
•Completion of CYB003 dosing in MDD cohorts expected in Q3 2023.
•Topline efficacy data from the ongoing Phase 2 MDD study expected in Q3/Q4 2023.
•FDA submission of CYB003 Phase 1/2a data for end of Phase 2 meeting expected in Q4 2023.

CYB004: dDMT for the potential treatment of Generalized Anxiety Disorder
•Phase 1 topline data readout, including safety, dosing, and pharmacokinetic and pharmacodynamic data, expected in Q3/Q4 2023.

Financial Highlights:

•Cash totaled C$16.6 million as of March 31, 2023.
•Net loss was C$13.7 million for the quarter ended March 31, 2023, compared to a net loss of C$18.1 million in the same period last year.
•Net loss was C$47.5 million for the year ended March 31, 2023, compared to a net loss of C$67.6 million in the same period last year.
•Operating expenses totaled C$13.7 million for the quarter ended March 31, 2023, compared to C$16.3 million in the same period last year, which includes a non-cash component related to share-based compensation of C$0.5 million compared to C$3.3 million for the respective periods.
•Operating expenses totaled C$51.5 million for the year ended March 31, 2023, compared to C$63.8 million in the same period last year, which includes a non-cash component related to share-based compensation of C$4.7 million compared to C$18.0 million for the respective periods.
•Cash flows used in operating activities were C$10.8 million for the quarter ended March 31, 2023, compared to C$9.7 million in the same period last year.
•Cash flows used in operating activities were C$47.4 million for the year ended March 31, 2023, compared to C$45.2 million in the same period last year.
•As of June 27, 2023, under the previously announced US$35 million ATM equity program, Cybin has the potential to issue and sell up to an additional US$22 (C$30) million of common shares. Depending on market conditions and operating needs, this may provide Cybin with access to additional cash for growth opportunities and working capital.

•As of June 27, 2023, under the previously announced Purchase Agreement, Cybin has the option to sell up to an additional US$29.5 (C$39.8) million of common shares at its discretion.
About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Notes

1.This is forward-looking information and is based on a number of assumptions. See “Cautionary Notes and Forward-Looking Statements”.
2.The Company’s advancement of the FDA submission of CYB003 Phase 1/2a and the advancement of the Company’s Deuterated Dimethyltryptamine Program (CYB004) are contingent on the Company's ability to continue raising capital under its current and future financing arrangements. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. There can be no assurance that the Company will be successful in obtaining additional capital under the ATM equity program, the Purchase Agreement, or otherwise.
3. There can be no assurance that the Company will be successful in obtaining additional capital under the ATM equity program, Purchase Agreement, or otherwise.

Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding, the Company’s cash runway to support upcoming clinical milestones; the ATM equity program and the anticipated results; the potential sale of common shares under the Purchase Agreement; the anticipated results and potential of the Company’s CYB003 Phase 1/2a trial; timing in respect of completion of CYB003 dosing; the Company’s plans to provide topline clinical data readout from the CYB003 Phase 2a study; the Company’s plans to provide topline data from the CYB004 Phase 1 study; statements regarding the Company’s Phase 1 DMT clinical study for CYB004-E, anticipated results and the impact of this study on future clinical trials; submission to the FDA of Phase 1/2a data; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the year ended March 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The auditor’s report of Company’s independent public accounting firm on the Company’s audited financial statements for the year ended March 31, 2023 filed with the Company’s Form 40-F annual report contains a standard reference to going concern. Disclosure of such going concern explanatory language is required by Section 610(b) of the NYSE American Company Guide. This announcement does not represent any change or amendment to any of the Company’s filings for the year ended March 31, 2023. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com